Exhibit 4.18.4
Private Lot A12787(e)
(A1964507)
DATED THIS ON THE 3RD DAY OF JANUARY 2007
BETWEEN
TERRA INVESTMENTS PTE LTD
(Company Registration No. 200413927M)
...of the one part
AND
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
(Company Registration No. 198703584-K)
... of the other part

SUPPLEMENTAL AGREEMENT
in relation to
the Agreement for Sub-Licence and Sub-Lease
(Private Lot A12787(e) now known as A1964507)
dated 30 July 2001 entered into between STPL and Chartered
as amended and supplemented by
the Novation Agreement dated 31 December 2004
entered into between STPL, Chartered and Terra

THIS SUPPLEMENTAL AGREEMENT (the “Supplemental Agreement”) is made on the 3rd day of January 2007.
BETWEEN :-
(1)	TERRA INVESTMENTS PTE LTD, a company incorporated in Singapore and having its registered office at 60B Orchard Road #06-18 Tower 2 The Atrium @ Orchard Singapore 238891 (hereinafter called “Terra”);
AND
(2)	CHARTERED SEMICONDUCTOR MANUFACTURING LTD, a company incorporated in Singapore and having its registered office at 60 Woodlands Industrial Park D, Street 2, Singapore 738406 (hereinafter called “Chartered”).
WHEREAS :-
(A)	By an Agreement for Sub-Licence and Sub-Lease dated 30th July 2001 (the “Agreement”) made between Singapore Technologies Pte Ltd (“STPL”) and Chartered, STPL granted:
(i)	a sub-license to Chartered to enter upon the Property (as defined in the Agreement) for a period of 3 years (less 1 day) from the Commencement Date (as defined in the Agreement) for the construction of certain factory buildings thereon and installation of equipment, fixtures and fittings thereof; and

(ii)	upon the completion of such construction and installation, a sub-lease of the Property for a term of 30 years (less 1 day) commencing from 1 March 2000, on the terms and subject to the conditions of the Agreement.
(B)	By a Novation Agreement dated 31 December 2004 entered into between STPL, Chartered and Terra, and with the consent of Chartered, STPL novated all its rights title interest and obligations under the Agreement to Terra as if Terra was a party to the Agreement in place of STPL.

(C)	At the request of Chartered, Terra has accepted the option offered by the head lessor of the Property, Jurong Town Corporation (“JTC”), to convert the 4% annual fixed rent increase scheme to a 5.5% annual rent increase cap scheme set out in a letter (“JTC Letter”) dated 26 January 2006 issued by JTC to Terra.

(D)	The parties to this Supplemental Agreement now desire to amend the Agreement as more particularly stated hereinafter.

NOW, THEREFORE, the parties agree as follows:-
1.	Amendment to the Annual Rent
1.1	In consideration of the above, the rental clause referred to in Section (F).1 (a) of the Second Schedule of the Agreement which reflects the annual 4% fixed rent increase shall be amended accordingly with effect from 22 May 2006 (the “Effective Date”) to reflect the following:-
(a)	The yearly / annual rent payable on the Effective Date shall be revised to the rate based on the market rent then prevailing;

(b)	The yearly / annual rent shall, on 1 March 2007 and on the 1st day of March of every year thereafter, be revised at the rate based on the market rent then prevailing on each of these dates, so that any such increase in the yearly / annual rent shall not exceed 5.5% of the yearly / annual rent for each immediately preceding year; and

(c)	The market rent in this context shall mean the rent per square metre per annum of the Property (as defined in the Agreement) excluding the buildings and other structures erected thereon and shall be determined by Terra and/or JTC on or about the dates mentioned (and payable retrospectively with effect from the dates mentioned if determined after the dates mentioned) and the decision of Terra and/or JTC shall be final.
1.2	The clause on the option for a further term in the Agreement which reflects the annual 4% fixed rent increase for the further term (as defined in the Agreement) shall also be amended accordingly with effect from the Effective Date to reflect the following:-
(a)	the yearly / annual rent during the further term shall, on 1 March 2031 and on the 1st day of March of every year thereafter, be revised to the rate based on the market rent on each of the dates, so that any such increase in the yearly / annual rent shall not exceed 5.5% of the yearly / annual rent for each immediately preceding year; and

(b)	the market rent in this context shall mean the rent per square metre per annum of the Property excluding the buildings and other structures erected thereon and shall be determined by Terra and/or JTC on or about the dates mentioned (and payable retrospectively with effect from the dates mentioned if determined after the dates mentioned) and the decision of Terra and/or JTC shall be final.
2.	Cost and Expenses

All cost and expenses payable to JTC relating to this Supplemental Agreement and the letter dated 26 January 2006 issued by JTC to Terra and the stamp duty payable on this Agreement shall be borne by Chartered.
3.	Indemnity

Chartered shall indemnify and keep Terra indemnified against any proceeding, costs, expenses, claim, loss, damages, penalty and liability arising, directly or indirectly from the conversion from the current 4% fixed rent increased scheme to the 5.5% annual rent increase cap scheme and this Supplemental Agreement.
4.	Head Lease

Chartered agree to observe and be bound by the provisions in the Head Lease (including the JTC Letter and any supplemental deed entered into by Terra with JTC for the conversion of annual rent increase scheme set out in the JTC Letter) and perform all the covenants and conditions contained therein.
5.	Contracts (Rights of Third Parties) Act

A person (which reference includes a body corporate) who is not a party to this Supplemental Agreement shall have no right under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore (as amended or revised from time to time) to enforce any of the covenants, terms or conditions of this Supplemental Agreement.
6.	Confirmation and Incorporation

6.1	Except to the extent expressly varied or amended by the provisions of this Supplemental Agreement, all the covenants, terms and conditions in the Agreement shall remain in full force and effect.

6.2	In the event that any of the provision in this Supplemental Agreement and the Agreement is inconsistent with one another, the provision of this Supplemental Agreement shall prevail.
IN WITNESS WHEREOF the Parties hereto have entered into this Supplementary Agreement on the day and year first above written.

SIGNED BY	)
YAP CHWEE MEIN	)	/s/ Yap Chwee Mein
For and on behalf of	)
Terra Investments Pte Ltd	)

in the presence of :-)
LEE JUAT ENG	)	/s/ Lee Juat Eng

SIGNED BY	)
Chia Song Hwee	)	/s/ Chia Song Hwee
For and on behalf of	)
Chartered Semiconductor Manufacturing Ltd	)

in the presence of :-)
	)	/s/ Ang Tang Yong
Ang Tang Yong